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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
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                                   Form 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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                               For May 14, 2003

                       Commission File Number: 001-31317


         COMPANHIA DE SANEAMENTO BASICO DO ESTADO DE SAO PAULO--SABESP
                                 (Registrant)

          Basic Sanitation Company of the State of Sao Paulo--SABESP
                (Translation of registrant's name into English)

                            Rua Costa Carvalho, 300
                            05429-900 Sao Paulo, SP
                         Federative Republic of Brazil
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes__ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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




                                  SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Sao Paulo, Brazil.


                                  COMPANHIA DE SANEAMENTO BASICO DO
                                  ESTADO DE SAO PAULO--SABESP



                                  By: /s/ Reinaldo Jose Rodriguez de Campos
                                      -----------------------------------------
                                      Name:  Reinaldo Jose Rodriguez de Campos
                                      Title: Corporate Management Officer
                                             (acting Economic and Financial
                                             Officer)




Dated:  May 22, 2003


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                                 EXHIBIT INDEX

Exhibit
Number            Description
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1.                Quarterly Information Report, dated May 14, 2003, relating to the three-month period ended March 31, 2003 (free English translation).